As filed with the Securities and Exchange Commission on April 3, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                               Capital Trust, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                    14052H100
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                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 29, 2003
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 14052H100                                        Page  2  of  6  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

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      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      GRG Investment Partnership LP

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      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) |X|

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      3
                SEC USE ONLY


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      4
                SOURCE OF FUNDS

                      OO
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      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

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      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
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                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       419,423
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   419,423
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      419,423
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.58%
--------------------------------------------------------------------------------
      14
                TYPE OF REPORTING PERSON

                      PN
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

                                  SCHEDULE 13D


----------------------                                 -------------------------
CUSIP No. 14052H100                                        Page  3  of  6  Pages
          ---------                                            -----  ----
----------------------                                 -------------------------

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      1
                NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Gary R. Garrabrant

--------------------------------------------------------------------------------
      2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
      3
                SEC USE ONLY


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      4
                SOURCE OF FUNDS

                      OO
--------------------------------------------------------------------------------

      5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

--------------------------------------------------------------------------------
      6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------

                              SOLE VOTING POWER
     NUMBER OF          7
      SHARES                       451,545
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY                 SHARED VOTING POWER
       EACH             8
     REPORTING                     0
      PERSON          ----------------------------------------------------------
       WITH                   SOLE DISPOSITIVE POWER
                        9
                                   451,545
                      ----------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                                   0
--------------------------------------------------------------------------------
      11
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      451,545
--------------------------------------------------------------------------------

      12
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              |_|

--------------------------------------------------------------------------------

      13
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.77%
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      14
                TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

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CUSIP No. 14052H100                                        Page  4  of  6  Pages
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     This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D, as filed with the Securities and Exchange Commission (the "SEC") on October 30, 2001 (the "Original Schedule 13D").

     The Reporting Persons are:

     (i) GRG Investment Partnership LP, a Delaware limited partnership ("Garrabrant-CT"); and

     (ii) Mr. Gary R. Garrabrant ("Garrabrant"), who is the general partner of Garrabrant-CT.

     Garrabrant is the sole general partner of Garrabrant-CT.

     This statement relates to the shares of class A common stock, par value $0.01 per share ("Class A Common Stock") of Capital Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive office of the Issuer is located at 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is amended as follows:

     (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment No. 1 to Schedule 13D is based upon 16,278,563 shares of Class A Common Stock issued and outstanding as of March 27, 2003 as reported in the Issuer's Annual Report on Form 10-K, as filed with the SEC on March 28, 2003.

     Garrabrant-CT holds of record and thereby directly beneficially owns and has the sole direct power to vote and dispose of 419,423 shares of Class A Common Stock (the "Garrabrant-CT Shares"). Garrabrant indirectly beneficially owns and has the indirect power to vote and dispose of the Garrabrant-CT Shares. Garrabrant beneficially owns and will have the sole power to vote and dispose of 32,122 shares of Class A Common A Stock issuable upon the exercise of options to purchase and the conversion of stock units to obtain shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

     (c) On January 29, 2003, the Issuer repurchased warrants representing 8,528,467 shares of Class A Common Stock from Travelers Insurance Company, Citigroup Alternative Investments GP, LLC and Citigroup Alternative Investments General Real Estate Mezzanine

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CUSIP No. 14052H100                                        Page  5  of  6  Pages
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Investments II, LLC (collectively, the "Citigroup Affiliates") for an aggregate purchase price of $2,132,116.75.

     (e) As of January 29, 2003, the Citigroup Affiliates and affiliates controlling and under common control with them no longer beneficially held more than 5% of the Class A Common Stock and therefore any obligation of the Reporting Persons to report beneficial ownership of the Class A Common Stock on
Schedule 13D that may have arisen from the Stockholder Approval Agreement (as defined in the Original Schedule 13D) has terminated as of such date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
          ----------------------------------------------------------------------

     Item 6 is amended by adding the following:

     On March 31, 2002, June 30, 2002, September 30, 2002, December 31, 2002 and March 31, 2003, pursuant to the Issuer's incentive stock plan, Garrabrant was granted stock units which are immediately vested and convertible into 1,384, 1,520, 1,552, 1,623 and 1,412 shares of Class A Common Stock, respectively.

     To the best of knowledge of the Reporting Persons, except as described in this Amendment No. 1 to Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the period which commenced sixty days prior to the date of the filing of this Amendment No. 1 to Schedule 13D.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   GRG Investment Partnership LP

                                   By: Gary R. Garrabrant, its general partner

                                       /s/ Gary R. Garrabrant
                                       ----------------------
                                       Gary R. Garrabrant

                                   /s/ Gary R. Garrabrant
                                   -----------------------
                                   GARY R. GARRABRANT